International Food Products Group, Inc.
170 Newport Center Drive, Suite 260
Newport Beach, California 92660

August 18, 2005

The United States Securities and Exchange Commission
Ms. Ta Tanisha Henderson
Staff Accountant
Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re. International Food Products Group, Inc.
Form 10K-SB for the fiscal year ended June 30, 2004
File Number 0-33251

Dear Ms. Henderson:

This letter is in response to your letter dated July 25, 2005. The schedule of shares issued has been corrected to reflect the following.

Comment 1. APB 25 paragraph 4 states “This Opinion deals with some aspects of accounting for stock issued to employees through both noncompensatory and compensatory plans [a plan is any arrangement to issue stock to officers and employees, as a group or individually].” Paragraph 1 of ABP 25 states “Many corporations have adopted various plans, contracts, and agreements to compensate officers and other employees by issuing to them stock of the employer corporation.” Paragraph 10 of APB 25 states “Compensation for services that a corporation receives as consideration for stock issued through employee stock option, purchase, and award plans should be measured by the quoted market price of the stock at the measurement date less the amount, if any, that the employee is required to pay.”

International Food Products Group, Inc. has not adopted any type of stock compensation plan, contract or arrangement contemplated by APB 25. Rather the Company has entered into compensation arrangements with its officers and employees. As the Company was unable to satisfy these arrangements by payment in cash as contemplated by the parties, the obligations were satisfied by the issuance of shares. We therefore do not believe that the provisions of APB 25 are applicable to these transactions.

Comment 2. The response was in error. We issued no shares to employees in exchange for services [See response to Comment 1 above]. The shares issued to employees were in exchange for the cancellation of debt. We used the guidance in FASB 123 in determining the fair value of the shares issued, however the value assigned was the amount of the debt that was cancelled.

Comment 3. EITF 96-18, Issue 1- states “The Task Force reached a consensus that the issuer should measure the fair value of the equity instruments using the stock price and other measurement assumptions as of the earlier of either of the following:
1.	The date at which a commitment for performance by the conterparty to earn the equity instrument is reached [a “performance commitment”] or
2.	The date at which the counterparty’s performance is complete.”

In each case, shares issued to non-employees were valued at the date of the commitment between the parties was reached, which was before the performance of the services by the non-employee was complete.
\
Comment 4.
1.	Common stock issued to non-employees in exchange for services.
The measurement date used is the date at which a performance commitment is entered into by the Company and the non-employee, in accordance with EITF 96-18. The valuation of these shares, issued pursuant to Form S-8, is the closing bid price on the measurement date.

2.	Common stock issued to employees in exchange for services.
The measurement date used for shares issued to employees pursuant to Form S-8 is the date on which the number of shares issued to be issued to an employee and the purchase price, is known, in accordance with paragraph 10.b. of APB 25. The valuation method used is the quoted market price, as required by paragraph 10. a. of APB 25.

3.	Common stock issued to employees in exchange for lock-up agreements.
The Company’s Board of Directors approved a lock-up agreement available to all shareholders. This agreement was approved and offered to all shareholders before the Company’s common stock began trading on any exchange. All shares issued pursuant to this lock-up agreement were restricted. The measure date used was the date of the offer to all shareholders. The Company’s Board of Directors determined the fair value of the shares to be issued in the lock-up agreements by using the Company’s shareholders’ equity, current earnings and future earnings potential. No independent appraisers were used in the valuation.

4.	Common stock issued to non-employees in exchange for lock-up agreements.
See response to 3. above. The Company offered a single lock-up arrangement to all shareholders, both employees and non-employees. This was one offer at one date. Therefore, the Company valued all shares issued in exchange for the lock-up agreements in the same manner. No independent appraisers were used in the valuation.

5.	Restricted stock issued to non-employees in exchange for services.
The measurement date is the earlier of the commitment for performance or the completion of performance as described in EITF 96-18.
The shares issued were valued at their fair value using the Black Scholes Option Pricing Model with data specific to the Company’s common stock.
The assumptions used in the valuation model varied for each measurement date.
Certain examples follow.

Measurement	Vesting	Exercise	Stock	Annual Risk	Expected	Volatility
Date	Period	Price	Price	Dividend	Life
				Yield
11/7/03	2 years	$0.17	$0.17	1.99%	2 years	164.7627%
4/13/04	1 year	0.16	0.16	1.92%	1 year	166.0344%

Volatility is calculated by the software using the last 12 months trading.

The shares issued to non employees on 12/1/02 were valued prior to the shares of the Company being traded. Trading began in mid December, 2002. The schedule has been revised.

6.	Restricted stock issued to employees in exchange for services.
No restricted common shares were issued to employees in exchange for services (See response to Comment 1 above). The shares were issued in cancellation of the debt to the employees. SFAS 15, paragraph 15 states “A debtor that issues or otherwise grants an equity interest to a creditor to settle fully a payable shall account for the equity interest at its fair value.” The fair value of the shares issued were determined using the Black Scholes Option Pricing Model. The measurement date was the date upon which the Company’s Board of Directors approved the transaction.

Comment 5. There were no shares voluntarily exchanged for restricted shares. The schedule has been amended to reflect the issuance of shares in the lock-up agreement.

Comment 6. Reconciliation of analysis of stock transactions to financial statements.

Shares issued for services:
Balance per financial statements	10,464,917
Shares issued in satisfaction of payroll
liabilities incorrectly reflected in
financial statements:
Richard Damion	157,859
Joe Rodriguez	300,000
Joe Rodriguez	100,000
Shares issued in lock-up agreement incorrectly
Reflected in financial statements	32,058
Total shares issued for services	9,875,000

Shares issued in satisfaction of accrued payroll:
Balance per financial statements	2,666,667
Shares reflected as issued for services
in financial statements	557,859
Total shares issued in satisfaction of
payroll liability	3,224,526
Shares issued in lock-up agreement:
Balance per financial statements	58,750
Shares reflected as issued for services
in financial statements	32,058
Total shares issued in lock-up agreements	90,758

Comment 7. The schedule has been adjusted to reflect the compensation expensed for Joe Rodriguez and Richard Damion satisfied through the issuance of restricted common shares.

Comment 8. The schedule has been adjusted whether the shares issued to Richard Damion and Joe Rodriguez were restricted or unrestricted.

Comment 9. A column that shows the measurement date has been added.

Comment 10. The schedule has been amended to reflect the per share closing bid price on the measurement date.

If you have any further questions, please call me.

Sincerely,

/s/ Joe Rodriguez
Joe Rodriguez
Chief Financial Officer

International Food Products Group, Inc.
Summary of Stock Transactions
June 30, 2003
						Measurement
						Date
						Per Share	Per Share
	Employee	Restricted/	Issuance	Measurement	Shares	Closing	Fair
Stockholder	y or n	Unrestricted	Date	Date	Issued	Bid Price	Value	Expense

Balance 6-30-02					21,523,803
Issued for Services:
Scott Cambell	n	Restricted	12/1/2002	11/22/2002	400,000	n/a	$0.02	$8,000.00
Chuck Milden	n	Restricted	12/1/2002	11/23/2002	20,000	n/a	$0.02	$400.00
Robert George	n	Restricted	12/1/2002	11/24/2002	50,000	n/a	$0.02	$1,000.00
Ned Van Rensselaer	n	Restricted	12/1/2002	11/25/2002	50,000	n/a	$0.02	$1,000.00
David Euzarraga	n	Restricted	12/1/2002	11/26/2002	60,000	n/a	$0.02	$1,200.00
Jim Clarke	n	Restricted	1/27/2003	1/27/2003	25,000	$0.07	$0.15	$3,750.00
David Euzarraga	n	Restricted	1/28/2003	1/1/2003	60,000	$0.08	$0.15	$9,000.00
David Euzarraga	n	Restricted	1/29/2003	1/8/2003	300,000	$0.06	$0.15	$45,000.00
David Euzarraga	n	Restricted	4/8/2003	4/1/2003	40,000	$0.06	$0.23	$9,200.00
David Euzarraga	n	Restricted	4/15/2003	4/15/2003	165,000	$0.07	$0.19	$31,350.00
David Wells	n	Restricted	6/16/2003	6/16/2003	60,000	$0.08	$0.25	$15,000.00
David Euzarraga	n	Restricted	6/16/2003	10/30/2002	40,000	n/a	$0.02	$800.00
Total for services					1,270,000			$125,700.00

Lock-up Shares:
A.R. Grandseart	n	Restricted	12/2/2002	9/27/2002	40,000	n/a	$0.02	$800.00
Bruce Hubert Trust	n	Restricted	1/16/2003	9/27/2002	4,800	n/a	$0.02	$96.00
Pete Dunn	n	Restricted	1/16/2003	9/27/2002	1,000	n/a	$0.02	20
Mark Skalski	n	Restricted	1/16/2003	9/27/2002	2,000	n/a	$0.02	40
Jose Perez	n	Restricted	1/16/2003	9/27/2002	2,000	n/a	$0.02	40
Terrence Coup	n	Restricted	1/16/2003	9/27/2002	2,000	n/a	$0.02	40
Kirk & Kirk, Inc	n	Restricted	1/16/2003	9/27/2002	1,000	n/a	$0.02	20
Sperry Family Trust	n	Restricted	1/16/2003	9/27/2002	1,000	n/a	$0.02	20
Barry Tiemann	n	Restricted	1/16/2003	9/27/2002	500	n/a	$0.02	10
Jerry Horst	n	Restricted	1/16/2003	9/27/2002	600	n/a	$0.02	12
Daryle Reimer	n	Restricted	1/16/2003	9/27/2002	2,500	n/a	$0.02	50
Pat Burgess	n	Restricted	1/16/2003	9/27/2002	500	n/a	$0.02	10
James Gacki	n	Restricted	1/16/2003	9/27/2002	2,000	n/a	$0.02	40
Jared Enterprises	n	Restricted	1/16/2003	9/27/2002	10,000	n/a	$0.02	200
George Milidan	n	Restricted	1/16/2003	9/27/2002	4,667	n/a	$0.02	93.34
James Mitchell	n	Restricted	1/16/2003	9/27/2002	4,000	n/a	$0.02	80
Wilfred Wheeler	n	Restricted	1/16/2003	9/27/2002	40,000	n/a	$0.02	800
Terry Turner	n	Restricted	1/16/2003	9/27/2002	5,000	n/a	$0.02	100
John Shelling	n	Restricted	1/16/2003	9/27/2002	1,500	n/a	$0.02	30
Andre Perin	n	Restricted	1/16/2003	9/27/2002	500	n/a	$0.02	10
James Brown	n	Restricted	1/16/2003	9/27/2002	400	n/a	$0.02	8
Joyce Heilman	n	Restricted	1/16/2003	9/27/2002	200	n/a	$0.02	4
Heitman Family Trust	n	Restricted	1/17/2003	9/27/2002	2,000	n/a	$0.02	40
Wilbert & Joyce Heitman	n	Restricted	1/17/2003	9/27/2002	1,000	n/a	$0.02	20
Brett Heitman	n	Restricted	1/17/2003	9/27/2002	1,400	n/a	$0.02	28
Clay Heitman	n	Restricted	1/17/2003	9/27/2002	400	n/a	$0.02	8
A F Moore	n	Restricted	1/17/2003	9/27/2002	3,000	n/a	$0.02	60
Harley Hill	n	Restricted	1/17/2003	9/27/2002	820	n/a	$0.02	16.4
Ronald Rau	n	Restricted	1/17/2003	9/27/2002	3,000	n/a	$0.02	60
Kathleen Williams	n	Restricted	1/17/2003	9/27/2002	2,000	n/a	$0.02	40
Kevin Madera	n	Restricted	1/17/2003	9/27/2002	1,400	n/a	$0.02	28
Ronald Greenberg	n	Restricted	1/17/2003	9/27/2002	3,800	n/a	$0.02	76
T&D Sperry 2000 Trust	n	Restricted	1/17/2003	9/27/2002	1,000	n/a	$0.02	20
Jeffrey Smith	n	Restricted	1/17/2003	9/27/2002	250	n/a	$0.02	5
RJ Ewards	n	Restricted	1/17/2003	9/27/2002	2,000	n/a	$0.02	40
Novacor International Ltd	n	Restricted	1/21/2003	9/27/2002	11,000	n/a	$0.02	220
W&C Glenwin	n	Restricted	1/21/2003	9/27/2002	2,500	n/a	$0.02	50
Eastwind Holdings	n	Restricted	1/21/2003	9/27/2002	38,375	n/a	$0.02	767.5
Robt Schneiders	n	Restricted	1/21/2003	9/27/2002	1,400	n/a	$0.02	28
Julie Schneiders	n	Restricted	1/21/2003	9/27/2002	1,400	n/a	$0.02	28
Richard Damion	Y	Restricted	1/22/2003	9/27/2002	200,000	n/a	$0.02	4000
Joe Rodriguez	Y	Restricted	1/22/2003	9/27/2002	100,000	n/a	$0.02	2000
Thomas Anthony	n	Restricted	1/22/2003	9/27/2002	400	n/a	$0.02	8
Martin Weissman	n	Restricted	1/30/2003	9/27/2002	3,000	n/a	$0.02	60
Thomas Perez	n	Restricted	2/3/2003	9/27/2002	3,400	n/a	$0.02	68
Clemeston Family Trust	n	Restricted	2/4/2003	9/27/2002	17,000	n/a	$0.02	340
Judith Clemeston	n	Restricted	2/4/2003	9/27/2002	1,500	n/a	$0.02	30
Robert Sawyer	n	Restricted	2/4/2003	9/27/2002	2,000	n/a	$0.02	40
Andrew Black	n	Restricted	2/4/2003	9/27/2002	1,000	n/a	$0.02	20
James Planka	n	Restricted	2/4/2003	9/27/2002	10,000	n/a	$0.02	200
Czapar Living Trust	n	Restricted	2/4/2003	9/27/2002	7,000	n/a	$0.02	140
Nancy Charlton	n	Restricted	2/4/2003	9/27/2002	1,333	n/a	$0.02	26.66
Global Essentials Inc	n	Restricted	3/18/2003	9/27/2002	62,920	n/a	$0.02	1258.4
Total Lock-up					612,465

Issued in Satisfaction of
Accrued Compensation:
Richard Damion	Y	Restricted	1/3/2003	1/3/2003	400,000	$0.10	$0.08	$30,000.00
Joseph Rodriguez	Y	Restricted	1/3/2003	1/3/2003	400,000	$0.10	$0.08	$30,000.00
Jeffrey Ross	Y	Restricted	1/3/2003	1/3/2003	550,000	$0.10	$0.08	$41,250.00
Richard Damion	Y	Restricted	2/28/2003	1/6/2003	266,666	$0.10	$0.08	$19,999.95
Joseph Rodriguez	Y	Restricted	2/28/2003	1/6/2003	133,333	$0.10	$0.08	$9,999.98
Jeffrey Ross	Y	Restricted	2/28/2003	1/6/2003	190,000	$0.10	$0.08	$14,250.00
Richard Damion	Y	Restricted	6/3/2003	6/3/2003	347,826	$0.23	$0.12	$39,999.99
Joseph Rodriguez	Y	Restricted	6/3/2003	6/3/2003	173,913	$0.23	$0.12	$20,000.00
Jeffrey Ross	Y	Restricted	6/3/2003	6/3/2003	208,696	$0.23	$0.12	$24,000.04
Total in Satisfaction of
Accrued Compensation					2,670,434			$229,499.95

Total issued in fiscal 2003					4,552,899			$263,649.30

Balance 6-30-03					26,076,702

International Food Products Group, Inc.
Statement of Shareholders Equity
For the Year Ended June 30, 2004
						Measurement
						Date
						Closing
	Employee	Restricted/	Date	Measurement		Bid Price	Fair Value			Expence
	y or n	Unrestricted	Issued	Date	Shares	Per Share	Per Share
Balance - June 30, 2003					26,076,702

Unrestricted shares issued for services:
A.G. Edwards & Sons, Inc.	n	Registered	4/27/2004	4/23/2004	10,000	$0.15	$0.15			1,500.00
Ann Mitchell	n	Registered	9/2/2003	9/2/2003	25,000	$0.17	$0.17			4,250.00
Brad Haynes	n	Registered	9/2/2003	9/2/2003	1,500,000	$0.17	$0.17			255,000.00
Brenda Harris	n	Registered	4/14/2004	4/13/2004	100,000	$0.15	$0.15			15,000.00
Brent Fairbanks	n	Registered	3/22/2004	3/22/2004	40,000	$0.12	$0.12			4,800.00
Bruce Molnar	n	Registered	9/2/2003	9/2/2003	100,000	$0.17	$0.17			17,000.00
Bruce Molnar	n	Registered	3/22/2004	3/22/2004	25,000	$0.12	$0.12			3,000.00
Bud Grandsaert	n	Registered	9/2/2003	9/2/2003	100,000	$0.17	$0.17			17,000.00
Bud Grandsaert	n	Registered	3/22/2004	3/22/2004	100,000	$0.12	$0.12			12,000.00
Conrad Bright	n	Registered	9/2/2003	9/2/2003	50,000	$0.17	$0.17			8,500.00
Dale Paisley	n	Registered	9/2/2003	3/22/2004	50,000	$0.17	$0.17			8,500.00
Dave Euzzarraga	n	Registered	9/2/2003	9/2/2003	75,000	$0.17	$0.17			12,750.00
Dave Euzzarraga	n	Registered	10/20/2003	10/20/2003	50,000	$0.24	$0.24			12,000.00
David Euzarraga	n	Registered	3/22/2004	3/22/2004	375,000	$0.12	$0.12			45,000.00
Dennis Van Baale	n	Registered	1/28/2004	1/22/2004	100,000	$0.16	$0.16			16,000.00
Don Davis	n	Registered	10/9/2003	10/6/2003	50,000	$0.28	$0.28			14,000.00
Don Segretti	n	Registered	10/9/2003	10/6/2003	25,000	$0.28	$0.28			7,000.00
E. L. Hamilton	n	Registered	10/20/2003	10/20/2003	90,000	$0.24	$0.24			21,600.00
E. L. Hamilton	n	Registered	10/20/2003	10/20/2003	150,000	$0.24	$0.24			36,000.00
E. L. Hamilton	n	Registered	3/22/2004	3/22/2004	650,000	$0.12	$0.12			78,000.00
Florence Cuetara	n	Registered	10/9/2003	10/6/2003	10,000	$0.28	$0.28			2,800.00
Gary Brooks	n	Registered	9/2/2003	9/2/2003	100,000	$0.17	$0.17			17,000.00
Gary Henrie	n	Unrestricted	9/2/2003	9/2/2003	100,000	$0.17	$0.17			17,000.00
J Scott Campbell	n	Unrestricted	2/5/2004	2/5/2004	100,000	$0.16	$0.16			16,000.00
James McTague	n	Unrestricted	9/2/2003	9/2/2003	140,000	$0.17	$0.17			23,800.00
Jeff Carrick	n	Unrestricted	9/2/2003	9/2/2003	50,000	$0.17	$0.17			8,500.00
Jeff Carrick	n	Unrestricted	1/28/2004	1/22/2004	100,000	$0.16	$0.17			17,000.00
Jeff Carrick	n	Unrestricted	3/22/2004	3/22/2004	100,000	$0.12	$0.12			12,000.00
Jeff Ross	n	Unrestricted	9/2/2003	9/2/2003	150,000	$0.17	$0.17			25,500.00
Jeffrey Ross	n	Unrestricted	3/22/2004	3/22/2004	210,000	$0.12	$0.12			25,200.00
Jim Gacki	n	Unrestricted	9/2/2003	9/2/2003	125,000	$0.17	$0.17			21,250.00
Jorge Medina	n	Unrestricted	9/2/2003	9/2/2003	250,000	$0.17	$0.17			42,500.00
Kelly Johnson	n	Unrestricted	9/2/2003	9/2/2003	25,000	$0.17	$0.17			4,250.00
Kelly Johnson	n	Unrestricted	10/9/2003	10/6/2003	10,000	$0.28	$0.28			2,800.00
Kelly Johnson	n	Unrestricted	1/28/2004	1/22/2004	20,000	$0.16	$0.17			3,400.00
Konrad Bright	n	Unrestricted	3/22/2004	3/22/2004	50,000	$0.12	$0.12			6,000.00
Lance Hall	n	Unrestricted	9/2/2003	9/2/2003	150,000	$0.17	$0.17			25,500.00
Patti D Hill	n	Unrestricted	2/5/2004	2/5/2004	30,000	$0.16	$0.16			4,800.00
Robert George	n	Unrestricted	10/20/2003	10/20/2003	150,000	$0.24	$0.24			36,000.00
Robert George	n	Unrestricted	3/22/2004	3/22/2004	50,000	$0.12	$0.12			6,000.00
Robert Pimentel	n	Unrestricted	9/2/2003	9/2/2003	100,000	$0.17	$0.17			17,000.00
Robert Pimentel	n	Unrestricted	3/22/2004	3/22/2004	100,000	$0.12	$0.12			12,000.00
Robert Seldon	n	Unrestricted	10/20/2003	10/20/2003	400,000	$0.24	$0.24			96,000.00
Robert Seldon	n	Unrestricted	10/20/2003	10/20/2003	200,000	$0.24	$0.24			48,000.00
Russell Singer	n	Unrestricted	2/13/2004	2/12/2004	600,000	$0.15	$0.15			90,000.00
Scott Campbell	n	Unrestricted	9/2/2003	9/2/2003	200,000	$0.17	$0.17			34,000.00
Scott Campbell	n	Unrestricted	10/20/2003	10/20/2003	300,000	$0.24	$0.24			72,000.00
Scott Campbell	n	Unrestricted	11/5/2003	11/5/2003	100,000	$0.17	$0.17			17,000.00
Steve Gough	n	Unrestricted	9/12/2003	9/12/2003	100,000	$0.21	$0.21			21,000.00
Steve Whittington	n	Unrestricted	3/22/2004	3/22/2004	50,000	$0.12	$0.12			6,000.00
Ted Hamilton	n	Unrestricted	9/2/2003	9/2/2003	50,000	$0.17	$0.17			8,500.00
Ted Hamilton	n	Unrestricted	9/12/2003	9/12/2003	500,000	$0.21	$0.21			105,000.00
Terry Morales	n	Unrestricted	3/22/2004	3/22/2004	50,000	$0.12	$0.12			6,000.00
Zaid Asterazii	n	Unrestricted	9/2/2003	9/2/2003	25,000	$0.17	$0.17			4,250.00
Zaid Asterazii	n	Unrestricted	1/28/2004	1/22/2004	65,000	$0.17	$0.17			11,050.00

Total (S-8) shares issued for services					8,425,000					1,454,000.00

Restricted shares issued for services:

Robert George	n	Restricted	1/1/2003	1/1/2003	50,000	$0.19	$0.05			2,500.00
Robert George	n	Restricted	3/9/2004	3/9/2004	175,000	$0.10	$0.05			8,750.00
Robert George	n	Restricted	3/9/2004	3/9/2004	25,000	$0.10	$0.05			1,250.00
Edmond Harris	n	Restricted	4/14/2004	4/13/2004	100,000	$0.17	$0.08			8,000.00
James Gacki	n	Restricted	4/27/2004	4/23/2004	125,000	$0.14	$0.07			8,750.00
Jeffrey Ross	n	Restricted	4/27/2004	4/23/2004	125,000	$0.14	$0.02			2,500.00
Janet Dooley	n	Restricted	5/14/2004	4/9/2004	50,000	$0.16	$0.08			4,000.00
Debra Hamilton	n	Restricted	5/14/2004	4/9/2004	300,000	$0.16	$0.08			24,000.00
David S. Rado	n	Restricted	5/14/2004	4/9/2004	500,000	$0.16	$0.08			40,000.00

Total restricted shares issued for services					1,450,000			[1	]	99,750.00

Restricted shares issued in lock-up agreement:

Marjorie Scripps	n	Restricted	10/9/2003	9/27/2002	20,000	n/a	$0.06			1,200.00
Larry Allen	n	Restricted	10/9/2003	9/27/2002	500	n/a	$0.06			30.00
Joe Chan	n	Restricted	10/9/2003	9/27/2002	3,000	n/a	$0.06			180.00
Beatrice Harriman	n	Restricted	10/9/2003	9/27/2002	2,000	n/a	$0.06			120.00
Edmond Harris	n	Restricted	10/9/2003	9/27/2002	2,000	n/a	$0.06			120.00
Karen Johnson	n	Restricted	10/9/2003	9/27/2002	2,000	n/a	$0.06			120.00
Glen Matthes	n	Restricted	10/9/2003	9/27/2002	1,000	n/a	$0.06			60.00
Patricia Perry	n	Restricted	10/9/2003	9/27/2002	1,000	n/a	$0.06			60.00
BJB Trust	n	Restricted	9/5/2003	9/27/2002	1,000	n/a	$0.06			60.00
Michael M Cooper	n	Restricted	9/22/2003	9/27/2002	1,400	n/a	$0.06			84.00
Joseph Gentile	n	Restricted	9/22/2003	9/27/2002	4,000	n/a	$0.06			240.00
Gary Thomas	n	Restricted	10/9/2003	9/27/2002	4,000	n/a	$0.06			240.00
Kenneth Mueller	n	Restricted	9/22/2003	9/27/2002	2,000	n/a	$0.06			120.00
Successful Financial	n	Restricted	10/9/2003	9/27/2002	10,000	n/a	$0.06			600.00
Florencio Cuetara	n	Restricted	10/9/2003	9/27/2002	10,000	n/a	$0.06			600.00
Don Segretti	n	Restricted	10/9/2003	9/27/2002	25,000	n/a	$0.06			1,500.00
Wright	n	Restricted	7/15/2003	9/27/2002	1,658	n/a	$0.06			99.48
David King	n	Restricted	10/10/2003	9/27/2002	200	n/a	$0.06			12.00

Total shares issued for shares voluntarily exchanged for 144 shares					90,758			[1	]	5,445.48

Restricted shares issued in satisfaction of accrued payroll:

Joe Rodriguez	Y	Restricted	3/3/2004	3/3/2004	1,000,000	$0.12	$0.02			20,000.00	$100,000.00
Richard Damion	Y	Restricted	3/3/2004	3/3/2004	1,666,667	$0.12	$0.02			33,333.34	$166,666.70
Richard Damion	Y		11/7/2003	11/7/2003	157,859	$0.17	$0.02			3,157.18	$23,678.85
Joe Rodriguez	Y		11/7/2003	11/7/2003	300,000	$0.21	$0.01			3,000.00	$60,000.00
Joe Rodriguez	Y		12/11/2003	11/7/2003	100,000	$0.20	$0.02			2,000.00	$18,000.00

Total shares issued in satisfaction of accrued payroll					3,224,526					61,490.52	$368,345.55

Restricted shares issued in satisfaction of notes payable:

Joe Rodriguez	Y	Restricted	3/9/2004	3/9/2004	899,182	$0.12	$0.10
Jeffrey Ross	n	Restricted	3/9/2004	3/9/2004	112,236	$0.12	$0.10
Richard Damion	Y	Restricted	3/9/2004	3/9/2004	362,371	$0.12	$0.10
Dorset Investment Company	n	Restricted	3/9/2004	3/9/2004	716,606	$0.12	$0.10
Bruce Molnar	n	Restricted	3/9/2004	3/9/2004	345,250	$0.12	$0.05
Volkl Investments LLC	n	Restricted	3/9/2004	3/9/2004	368,589	$0.12	$0.10

Total shares issued in satisfaction of notes payable					2,804,234

Balance - June 30, 2004					42,071,220					$1,620,686	$368,345.55

[1] Note 14 to the Company's financial statements included in its Form 10K-SB for the year ended December 31, 2004 incorrectly included 32,058 shares issued for services as shares issued under the lock up agreement.

International Food Products Group, Inc.
Summary of Stock Transactions							Measurement
December 31, 2004							Date
						Per Share	Per Share
	Employee	Restricted/	Issuance	Measurement	Shares	Closing	Fair
Stockholder	y or n	Unrestricted	Date	Date	Issued	Bid Price	Value	Expense

Balance 6/30/04					42,071,220

S-8 Robert Pimentel	n	Unrestricted	7/14/2004	7/14/2004	200,000	$0.11	$0.11	22,000
S-8 Jeff Ross	n	Unrestricted	7/27/2004	7/27/2004	25,000	$0.07	$0.07	1,750
S-8 Jeff Ross	n	Unrestricted	8/20/2004	8/17/2004	200,000	$0.05	$0.05	10,000
S-8 Robert Pimentel	n	Unrestricted	9/5/2004	9/2/2004	100,000	$0.09	$0.09	9,000
S-8 Russell Singer	n	Unrestricted	9/5/2004	9/2/2004	750,000	$0.09	$0.09	67,500
144 - Joe/Rich(March-July) -Payroll	Y	Restricted	10/1/2004	8/9/2004	2,314,285	$0.10	0.1	231,429
144-Richard Damion Loan repay	Y	Restricted	10/1/2004	9/27/2004	227,910	$0.10	0.1	n/a
144-Volkl	n	Restricted	11/2/04	10/28/04	500,000	$0.06	0.015	7,500
144-Euzarraga	n	Restricted	11/2/04	10/28/04	200,000	$0.06	0.015	3,000
144-Robert George	n	Restricted	11/2/04	10/28/04	1,000,000	$0.06	0.015	15,000
144-Ted hamilton	n	Restricted	11/2/04	10/28/04	250,000	$0.06	0.015	3,750
144-Ted hamilton	n	Restricted	11/2/04	10/28/04	965,000	$0.06	0.015	14,475
144-John Flores	n	Restricted	11/2/04	10/28/04	25,000	$0.06	0.015	375
144-Paul la Prairie	n	Restricted	11/2/04	10/28/04	50,000	$0.06	0.015	750
144-Blaine La Prairie	n	Restricted	11/2/04	10/28/04	50,000	$0.06	0.015	750
144-Hernanson partnership	n	Restricted	11/2/04	10/28/04	35,000	$0.06	0.015	525
S-8 Lance Hall	n	Unrestricted	12/13/04	12/9/04	233,000	$0.07	0.07	16,310
S-8 Giles Sensenbrenner	n	Unrestricted	12/13/04	12/9/04	112,000	$0.07	0.07	7,840
S-8 Scott Campbell	n	Unrestricted	12/13/04	12/9/04	100,000	$0.07	0.07	7,000
S-8 George Veronis	n	Unrestricted	12/13/04	12/9/04	150,000	$0.07	0.07	10,500
S-8 Robert Pimentel	n	Unrestricted	12/13/04	12/9/04	100,000	$0.07	0.07	7,000
S-8 Konrad Bright	n	Unrestricted	12/13/04	12/9/04	35,000	$0.07	0.07	2,450

Total shares issued during
the period					7,622,195		W

Balance 12/31/04					49,693,415			328,654